Exhibit 4.24

ASM International N.V.

Overview of Remuneration of Mr. W.K. Lee,

appointed Member of the Management Board

effective January 1, 2007

Term of appointment	4 years

Gross Base Year Salary	S$600,000

Pension	The defined contribution plan is the same for all employees residing in Singapore. It is governed by the Singapore Law on Central Provident Fund.

Annual incentive	A discretionary bonus is determined by the board of directors of ASM Pacific Technology Ltd. every year.

Long term incentive	Under the Employee Incentive Shares Scheme, the board of directors of ASM Pacific Technology Ltd. annually may approve an amount of supplemental compensation, which will be used to issue or purchase ASMPT’s common shares for the designees at market value.